TII Network technologies, Inc. 1385 Akron Street Copiague, New York 11726	March 20, 2012

Ladies and Gentlemen:

Reference is hereby made to the Credit Agreement dated as of December 15, 2006 between TII Network technologies, Inc. (the “Borrower”) and JPMorgan Chase Bank, N.A. (the “Bank”) (as amended from time to time, the “Agreement”). Capitalized terms not define herein shall have the meaning set forth in the Agreement.

Compliance with Section 5.2(L) of the Agreement is hereby waived for the fiscal year period ending December 31, 2011.

The waiver provided for herein is conditioned upon payment to the Bank of a waiver fee in the amount $1,000.00 together with payment of the Bank’s reasonable counsel fees for the preparation of his waiver.

Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

JPMorgan Chase Bank, N.A.

By: ./s/ Garrett J. FitzSimons
Name: Garrett J. FitzSimons
Title: Authorized Signatory